April 21, 2005



Mr. Shawn M. Preator
Chief Financial Officer
Pizza Inn, Inc.
3551 Plano Parkway
The Colony, Texas 75056

RE:	Form 10-K for the fiscal year ended June 27, 2004
	File Date: September 24, 2004
	File No. 0-12919

Dear Mr. Preator,

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief